

Mail Stop 3561

February 23, 2010

Mr. Ping-Shun Lai
Chief Executive Officer and Chief Financial Officer
Asia Global Holdings Corp.
Room 901, Haleson Building
1 Jubilee Street, Central, Hong Kong

> **Re: Asia Global Holdings Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-Q for the Quarter Ended September 30, 2009**
> **Filed November 19, 2009**
> **File No. 0-50788**

Dear Mr. Lai:

We have reviewed the responses in your letter filed on February 16, 2010 and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Period Ended September 30, 2009

Note 2 – Organization and Business Background, page F-5

1.   We have reviewed your response from prior comment 2 in our letter dated January 19, 2010. Please provide us with a detailed analysis of each of the five factors specified in ASC 805-10-55-12 (formerly paragraph A12 of SFAS 141R). Your current analysis does not provide sufficient information to demonstrate which entity is the accounting acquirer in this transaction. For each of the five factors, provide us with a summary of the factor as it relates to the Company, provide us with your analysis of that factor, and clearly state whether you believe UPL or AAGH is the accounting acquirer based on your analysis of that particular factor. For example, regarding the factor "the composition of the senior

management of the combined entity", we would expect you to list out the senior management of the combined entity, tell us whether they were appointed by the former shareholder of UPL or the former shareholder of AAGH, and tell us who has the power to remove them. Then, based on all the information provided for this specific factor, tell us whether you believe this specific factor indicates that UPL or AAGH is the accounting acquirer and the reasons why.

Also, please ensure that you provide enough information in your response to show us how you reached your conclusion for each of the five factors. For example, you state that Mr. Liang is one of two directors, but he controls the governing body. It is unclear from this response how Mr. Liang dominates the board of directors of the Company unless his Board appointment affords him rights that the other Director does not have. If this is the case, clearly explain the rights of Mr. Liang and the other director, and tell us where these rights are specified in the legal documents associated with the merger so that we may verify this for ourselves.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief

cc: Mr. Stephen E. Rounds
        Via facsimile to (303) 377-0231